UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 14 September 2009

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Press Release

Issued by Harmony Gold Mining Company Limited

14 September 2009

For more details contact:

Nick Altini
Cliffe Dekker Hofmeyr

on +27(0)83 556 5223

Harmony and DRDGOLD settle their excessive pricing case with ArcelorMittal

Johannesburg. Monday, 14 September 2009. Harmony Gold Mining Company Limited (Harmony) and DRDGOLD Limited (DRDGOLD) announced today that they have withdrawn their excessive pricing complaint against ArcelorMittal South Africa Limited (ArcelorMittal).

The complaint was initially lodged with the Competition Commission in 2002, with the substance of the complaint being that ArcelorMittal (or ISCOR as it was then known) abused its dominant position in the South African flat steel market by charging excessive prices, to the detriment of consumers, in contravention of section 8(a) of the Competition Act, 1998.

Harmony and DRDGOLD withdrew their complaint, which remained unresolved after several years of litigation, following the conclusion of a settlement agreement with ArcelorMittal. The terms of the settlement agreement are confidential and will not be made public. The settlement agreement reached will permit the gold miners to focus their energies and resources on their core businesses, and represents a satisfactory outcome to the matter for them.

Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

www.harmony.co.za

JSE: HAR
NYSE: HMY
NASDAQ: HMY
ISIN No.: ZAE000015228

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 14, 2009

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Interim Financial Director